# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tofla Megaline Inc., CIK 0001885849
CUSIP: 88905N100
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Address of issuer's principal executive offices: c/o TOFLA Megaline, Inc., 2020 NE 163rd Street, North Miami Beach, Florida (FL), 33160
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0002054346
Persons authorized to receive notices and communications: Katerine Calero, c/o TOFLA Megaline, Inc., 2020 NE 163rd Street, North Miami Beach, Florida (FL), 33160, (305) 726 - 4067

## Reporting persons
- Katerine A Calero (CIK 0002054346): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,500,000; shared voting power 0; sole dispositive power 4,500,000; shared dispositive power 0; aggregate amount beneficially owned 4,500,000 (76.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Name of issuer: Tofla Megaline Inc.
Address of issuer's principal executive offices: c/o TOFLA Megaline, Inc., 2020 NE 163rd Street, North Miami Beach, Florida (FL), 33160

## Item 2. Identity and Background
Name of person filing: Katerine Calero
Residence or business address: c/o TOFLA Megaline, Inc., 2020 NE 163rd Street, North Miami Beach, FL 33160
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 5, 2025, Alice Group LLC assigned 4,500,000 shares of common stock to Alice Group Ltd. for no consideration. The Reporting Person controls Alice Group USA LLC and Alice Group Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 5, 2025, Reporting Person beneficially owned 4,500,000 or 76.2% of Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: -
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: -
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: -

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Katerine A Calero: /s/ Katerine Calero, Katerine Calero/Manager (05/06/2025)